FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2005

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    [X ]      Form 40-F   [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 15, 2005	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

This report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in Registration Statements on Form F-3 (File Nos. 333-110910 and 333-112619) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

“A Life Sciences Company”

For Immediate Release:	September 15, 2005

Forbes Medi-Tech Preclinical Study Results Demonstrate Cholesterol-Lowering Effects of FM-VP4/Statin (Zocor®) Combination and Effects on Obesity~

Vancouver, Canada Forbes Medi-Tech Inc. (TSX:FMI and NASDAQ:FMTI) today announced the results from two pre-clinical studies involving the Company’s cholesterol-lowering drug, FM-VP4. The first study was designed to assess the effects of Forbes’ cholesterol-lowering drug candidate, FM-VP4, in combination with Simvastatin (Zocor®*) from Merck (NYSE: MRK), in a rabbit model fed a high fat and cholesterol diet over 28 days. The second study was to determine if FM-VP4 decreased body-weight gain in a mouse model fed on a high-fat diet.

“The FM-VP4/Zocor® study results provide an insight into the development path for FM-VP4 as a candidate for statin combination therapy,” said Charles Butt, President and CEO of Forbes Medi-Tech Inc. “The obesity study results demonstrate a significant reduction of weight-gain and help identify FM-VP4’s additional therapeutic indications.”

The results illustrated that a combination of Zocor® and FM-VP4 reduced total plasma cholesterol, LDL cholesterol, total plasma triglyceride and the LDL cholesterol/HDL ratio more than either Zocor® or FM-VP4 alone. The study conclusion, therefore, is that a combination of Zocor® and FM-VP4 is more effective between 7 and 28 days than either compound alone in reducing plasma lipid levels in this high fat/cholesterol rabbit model.

The obesity study results show a significant difference in weight gain between the high-fat diet versus high-fat diet plus FM-VP4 treatment groups. The results are indicative of potential obesity control beyond the cholesterol-lowering effects of FM-VP4.

The results and conclusions from these studies will be presented at the upcoming American Association of Pharmaceutical Scientists (AAPS) conference in November in Nashville, TN. The abstracts will be posted on the AAPS website on or before the conference.

About FM-VP4

FM-VP4 is a cholesterol absorption inhibitor, a new class in cholesterol-lowering drugs. FM-VP4 has demonstrated significant cholesterol-lowering and anti-atherosclerotic properties in pre-clinical studies. The cardiovascular market represents a significant opportunity as industry-wide sales of cardiovascular pharmaceuticals are estimated to grow to over $40 billion by 2011. (Datamonitor, 2004)

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a life sciences company dedicated to the research, development and commercialization of innovative products for the prevention and treatment of cardiovascular disease. Our vision is to develop and market products along a treatment continuum that cardiovascular disease consumers, healthcare professionals and specialized cardiovascular disease research and healthcare institutions will identify, recommend and seek. Our business strategy is to develop and commercialize proprietary compounds to address the unmet needs of patients within the cardiovascular disease market.

ON BEHALF OF THE BOARD OF DIRECTORS OF FORBES MEDI-TECH INC.

Charles A. Butt

President & CEO

For more information, please contact:

Darren Seed

Manager, Investor Relations

Telephone: (604) 681-8976

E-mail: dseed@forbesmedi.com

* Zocor is a registered trademark owned by Merck & Co., Inc.

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release. This News Release contains forward-looking statements regarding the Company, and its drug candidate, FM-VP4, which statements can be identified by the use of forward-looking terminology such as “vision”, “will be”, “estimated”, “opportunity”, “strategy”, “will”, or comparable terminology referring to future events or results or terminology referring to future dates.  The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors, including uncertainty whether FM-VP4 will be developed into a statin combination therapy or otherwise; uncertainty whether results seen in animal studies will be seen to the same extent in future animal or human studies or at all; uncertainty whether FM-VP4 will be successfully commercialized; uncertainty whether the Company will realize is strategies and vision; the need for additional research and development, including clinical trials, the occurrence and success of which is not assured; intellectual property risks; the need for regulatory approvals, which are not assured and which may be denied or withdrawn; manufacturing risks and the need to manufacture to regulatory standards; product liability and insurance risks; the risk of unknown side effects; intellectual property risks; the effect of competition; and the Company’s need for future funding; any of which could cause actual results to vary materially from current results or the Company’s anticipated future results.  See the Company’s reports filed with the Canadian and U.S. securities regulatory authorities from time to time for cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from results referred to in forward-looking statements.  The Company assumes no obligation to update the information contained in this News Release.